Exhibit 99.1

For Immediate Release

August 11, 2005

DRAXIS Reports Continuing Revenue Growth for Second Quarter

First half results on track to meet guidance for 2005

MISSISSAUGA, ONTARIO, August 11, 2005 - DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX) reported financial results for the second quarter and the first six months ended June 30, 2005.  All amounts are expressed in US dollars.

Highlights

•                  Revenues for the second quarter were $20.5 million, up 22% from $16.7 million in the second quarter 2004; revenues for the first six months were $43.3 million, up 40% over the first half of 2004.

•                  Net income for the second quarter 2005 was $2.4 million, up $0.1 million from second quarter 2004; net income for the first six months of 2005 was $5.6 million, 55% ahead of the $3.7 million in the first half of 2004.

•                  Basic and diluted EPS for the second quarter 2005 was 6 cents, consistent with the second quarter of 2004; basic EPS for the first half 2005 was 14 cents, versus 9 cents for first half 2004.

•                  Operating income for the second quarter 2005 was $2.6 million and for the second quarter 2004 was $2.8 million; operating income for the first six months of 2005 was $7.1 million, up 67% from $4.3 million in the first half of 2004.

•                  Net cash flows from operating activities were positive $1.3 million for the second quarter and $2.9 million for the first half 2005, compared to net cash outflows of $1.5 million and $1.6 for the same periods respectively in 2004.

“Key results for the first half of 2005 are well above last year and the Company is on track to meet our guidance for 2005 for revenues, earnings and operating cash flows,” said Dr. Martin Barkin, President and CEO of DRAXIS Health.  “During the second quarter the Company made significant progress laying important groundwork for future growth and improved performance. We changed the leadership of our radiopharmaceuticals business unit as Jean-Pierre Robert assumed the presidency of that business on May 9, 2005 and the transfer of leadership has been smooth.  He has initiated a full review of the current business, including product development, and this will be communicated later in the second half.  In our contract manufacturing business we grew revenues by 30% and 56% in the second quarter and first half, respectively. The start-up of our second lyophilizer was achieved during the second quarter but since commercial production started late in the quarter it has not yet materially contributed to revenue growth. We have also undertaken an extensive production process improvement and optimization program in this business to better manage current and future growth, particularly in areas such as supply chain management, documentation control processes and continuous improvement initiatives.  These activities have resulted in some short-term pressure on SG&A expenses but we are committed to these important investments in our people and processes in order to achieve long term performance in this segment.”

FINANCIAL HIGHLIGHTS

(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

For the Three Month Periods Ended June 30,			For the Six Month Periods Ended June 30,
2005	2004		2005	2004
(unaudited)	(unaudited)		(unaudited)	(unaudited)

		REVENUES
$19,176	$14,927	Product sales	$39,682	$27,136
1,295	1,786	Royalty and licensing	3,634	3,713
$20,471	$16,713		$43,316	$30,849

$552	$545	Research and development expense	$1,119	$1,006

$7,204	$5,678	Product Gross Margin	$14,650	$9,916
37.6%	38.0%	Product Gross Margin %	36.9%	36.5%

$2,594	$2,825	Operating income	$7,134	$4,276
12.7%	16.9%	Operating Margin %	16.5%	13.9%

$7,989	$7,126	Cash and cash equivalents	$7,989	$7,126

$0	$4,965	Total debt	$0	$4,965

$1,295	$(1,537)	Cash flows from (used in) operating activities	$2,901	$(1,568)
(1,256)	(1,219)	Cash flows used in investing activities	(2,197)	(1,864)
$39	$(2,756)		$704	$(3,432)

		Net income (loss)
$2,353	$2,264	from continuing operations	$5,648	$3,652
—	(21)	from discontinued operations	—	(30)
$2,353	$2,243		$5,648	$3,622

		Basic income per share
$0.06	$0.06	from continuing operations	$0.14	$0.09
—	—	from discontinued operations	—	—
$0.06	$0.06		$0.14	$0.09

Subsequent to the end of the second quarter, on July 27, 2005 the NASDAQ Stock Market® announced that DRAXIS Health Inc. has been included as a founding member of the new NASDAQ Health Care Index (NASDAQ: IXHC).  The NASDAQ Health Care Index is a market value weighted index that contains NASDAQ listed companies classified, according to the FTSE™ Global Classification System as “Health”, “Pharmaceutical” or “Biotechnology”.

Segment Highlights from Management’s Discussion and Analysis

Contract Manufacturing

•                  Product sales revenues of $14.6 million for the second quarter and $30.4 million for the first half of 2005 represented increases of 30% and 56% respectively over the same periods of 2004; almost all of the revenue growth in the second quarter and first half of 2005 is related to sterile products, both injectable and topical creams and ointments.

•                  Product gross margin percentage of 30% for the second quarter 2005 compared to 26% for the second quarter of 2004. The increase is related to volume growth, principally of higher margined sterile products, which was made possible by increasing the capacity for manufacturing sterile products through the introduction of additional production labour.

•                  Operating income was $2.2 million for the second quarter 2005 compared to $1.6 million for the second quarter of 2004. The Company increased autoclave capacity in 2004 which is critical in reducing bottlenecks and further increasing sterile capacity. Improved capacity utilization has directly resulted in higher margins through substantially improved absorption of overhead costs.

•                  DRAXIS Pharma commenced commercial production of freeze-dried sterile products during the second quarter 2005 upon the final validation of the recently installed second lyophilizer unit.

•                  During the quarter, the contract manufacturing operations embarked on key process improvement initiatives aimed at increasing the efficiency of the division’s operations from production planning all the way through the product release and shipment process.

Radiopharmaceuticals

•                  Product sales were $4.7 million for the second quarter 2005, representing a 10% increase over the second quarter 2004. The increase is related to higher volumes resulting from greater U.S. market penetration, primarily increased sales of radioiodine products, including sodium iodide I-131.

•                  Product gross margin percentage was a strong 60% for the second quarter 2005, consistent with 61% for the second quarter 2004, driven by the continued contribution of radioiodine products.  For the six-month period ended June 30, 2005 product gross margin of 60% was consistent with that of the same period in 2004.

•                  Operating income in the second quarter 2005 of $1.0 million increased slightly compared to $0.9 million in second quarter 2004.

•                  During the second quarter Mr. Jean-Pierre Robert was appointed as the new president of the division, reporting to the Chief Executive Officer, effective May 9, 2005.  Mr. Robert also serves as a member of the DRAXIS executive management group.

Interim Financial Report

This release includes by reference the second quarter interim financial report incorporating the full Management’s Discussion & Analysis (MD&A) as well as financial statements prepared in accordance with U.S. GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. securities regulatory authorities, is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports, through the SEDAR and EDGAR databases and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss second quarter 2005 financial results at 10:30 a.m. (ET) on August 11, 2005. This call can be accessed by dialing 1(800) 822-4794 and using Access Code 6633146, and will also be webcast live with access through the Company’s website at www.draxis.com. The conference call will also be available in archived format on the Company’s website for 30 days following the conference call.

About DRAXIS Health Inc.

DRAXIS Health is a specialty pharmaceutical company providing products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Health employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations:

Jerry Ormiston DRAXIS Health Inc. Phone: 1-877-441-1984	John Nesbett The Investor Relations Group Phone:(212) 825-3210

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
For Quarter Ended June 30, 2005

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2004.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are described under: “Accounting Matters”.

Overview

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development program for new products.

Consistent with this strategic focus, in 2003 the Company completed the sale of our Canadian prescription pharmaceutical sales and marketing business (“DRAXIS Pharmaceutica”). The Company also realigned senior management responsibilities in 2004 to focus on its core businesses. The positive progress made by both the radiopharmaceutical and contract manufacturing businesses are highlighted by the operating results of these core businesses and continued improved cash flows of the Company.

Effective January 1, 2005, our core subsidiaries, DRAXIMAGE Inc. and DRAXIS Pharma Inc., were legally amalgamated under the name DRAXIS Specialty Pharmaceuticals Inc., a wholly owned subsidiary of DRAXIS. DRAXIMAGE and DRAXIS Pharma are now operated as divisions of DRAXIS Specialty Pharmaceuticals Inc.  In the short term, the amalgamation will generate significant tax benefits by allowing the Company to utilize its tax loss carryforwards in a timely fashion.  The amalgamation also creates opportunities for achieving operating synergies over the long term.

The Company is increasingly focusing on the use of GAAP measures both in reporting externally and monitoring management performance. Specifically, the key metrics the Company uses to evaluate divisional and consolidated performance are gross profit margin, operating income, net income and operating cash flow. Non-GAAP measures, specifically EBITDA, will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP measures used with GAAP line items. The Company additionally uses, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

Highlights for the second quarter of 2005 were as follows:

Quarterly Financial Results:

•                  Product sales of $19.2 million up 28.5% from the second quarter of 2004.

•                  Operating income of $2.6 million, down $0.2 million from the second quarter of 2004.

•                  Basic and diluted EPS of 6 cents per share consistent with the second quarter of 2004.

•                  Net cash flows from operating activities of $1.3 million and up $2.8 million from the second quarter of 2004.

Other Second Quarter 2005 Highlights:

•                  DRAXIS appointed Mr. Jean-Pierre Robert as the new head of its radiopharmaceuticals division, reporting to the Chief Executive Officer, effective May 9, 2005.

•                  On May 5, 2005, DRAXIS provided an update on the key aspects of the product development program for FIBRIMAGE, including the status of the Canadian Phase III clinical trial, the findings of two recently completed marketing studies by DRAXIS and the status of the clinical trial that is planned for the U.S.

•                  DRAXIS Pharma commenced commercial production of freeze-dried sterile products upon the final validation of its second lyophilizer unit.

•                  On May 23, 2005, DRAXIS Health was added to the Nasdaq Biotechnology Index® (Nasdaq: NBI).

Consolidated Results of Operations and reconciliation of Non-GAAP Measures
(in thousands of U.S. dollars except share related data) (U.S. GAAP)

For the Three Month Periods					For the Six Month Periods
Ended June 30,					Ended June 30,
2005	2004	$ Change	% Change		2005	2004	$ Change	% Change
				Revenues
$19,176	$14,927	$4,249	28.5%	Product sales	$39,682	$27,136	$12,546	46.2%
1,295	1,786	(491)	(27.5)%	Royalty and licensing	3,634	3,713	(79)	(2.1)%
20,471	16,713	3,758	22.5%		43,316	30,849	12,467	40.4%

7,204	5,678	1,526	26.9%	Product gross margin	14,650	9,916	4,734	47.7%
37.6%	38.0%		(0.5)%	% of Product sales revenues	36.9%	36.5%		0.4%
1,295	1,786	(491)	(27.5)%	Royalty and licensing revenue	3,634	3,713	(79)	(2.1)%
(4,233)	(2,983)	(1,250)	41.9%	SG&A	(7,873)	(6,275)	(1,598)	25.5%
-22.1%	-20.0%		(2.1)%	% of Product sales revenues	-19.8%	-23.1%		3.3%
(552)	(545)	(7)	1.3%	R & D	(1,119)	(1,006)	(113)	11.2%
3,714	3,936	(222)	(5.6)%	EBITDA(1)	9,292	6,348	2,944	46.4%
18.1%	23.6%		(5.4)%	% of Total revenues	21.5%	20.6%		0.9%
(1,120)	(1,111)	(9)	0.8%	Depreciation and amortization	(2,158)	(2,072)	(86)	4.2%
2,594	2,825	(231)	(8.2)%	Operating income	7,134	4,276	2,858	66.8%
12.7%	16.9%		(4.2)%	% of Total revenues	16.5%	13.9%		2.6%
				Financial
89	16	73	(456.3)%	- Foreign exchange translation	58	5	53	(1060.0)%
3	(76)	79	103.9%	- Other	(8)	(190)	182	95.8%
—	—	—	—	Other income	—	96	(96)	(100.0)%
(333)	(501)	168	33.5%	Income tax expense	(1,536)	(531)	(1,005)	(189.3)%
—	—	—	—	Minority interest	—	(4)	4	100.0%
—	(21)	21	100.0%	Loss from discontinued operations	—	(30)	30	100.0%
$2,353	$2,243	$110	4.9%	Net income	$5,648	$3,622	$2,026	55.9%

				Net income (loss)
$2,353	$2,264	$89	3.9%	- From continuing operations	$5,648	$3,652	$1,996	54.7%
—	(21)	21	100.0%	- From discontinued operations	—	(30)	30	100.0%
$2,353	$2,243	$110	4.9%		$5,648	$3,622	$2,026	55.9%

				Basic income (loss) per share
$0.06	$0.06			- From continuing operations	$0.14	$0.09
—	—			- From discontinued operations	—	—
$0.06	$0.06				$0.14	$0.09

				Diluted income (loss) per share
$0.06	$0.05			- From continuing operations	$0.13	$0.09
—	—			- From discontinued operations	—	—
$0.06	$0.05				$0.13	$0.09

(1)         Income from continuing operations before depreciation and amortization, financing expense, other income, income taxes and minority interest.  This earnings measure (EBITDA) does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities. (see Accounting Matters - Non-GAAP Measures).

The following provides a high level overview of the consolidated results of the Company.  Please refer to the segmented results for more detailed explanations.

Comparison of quarters and six month periods ended June 30, 2005 and 2004

Consolidated revenues from continuing operations of $20.5 million for the second quarter and $43.3 million for the six month period ended June 30, 2005 represent increases of 23% and 40% respectively compared with the same periods in 2004.

Product sales increased 29% to $19.2 million for the second quarter and increased 46% to $40.0 million for the six month period ended June 30, 2005 compared with the same periods in 2004.

The increase in product sales during the second quarter of 2005 was driven by a significant increase in contract manufacturing revenues, particularly sterile product revenues. Radiopharmaceutical product sales grew 10% in the second quarter of 2005 over the same period of 2004 driven primarily by increased U.S. sales of sodium iodide I-131.

Product gross margin percentages for the second quarter and the six month period ended June 30, 2005 were flat compared to the same periods of 2004. Since the increased revenues related to growth in the sterile contract manufacturing operations and sterile product margins generally are less than radiopharmaceutical margins, the overall result is that the increased volumes do not result in an overall increase to consolidated gross profit margins. Accordingly, the Company believes that product gross margins are best reviewed at the segmental level.

Absolute product gross margins have increased in the second quarter and for the six month period ended June 30, 2005 as a result of a stronger Canadian dollar and its positive impact on margins for products priced in Canadian dollars. However, the impact is largely offset by the increase in selling, general and administrative costs strictly related to foreign currency translation. Since almost all selling, general and administrative expenses are incurred in Canadian dollars, the strengthening of the Canadian dollar since early 2004 has resulted in an increase in selling, general and administrative expenses in 2005 relative to 2004. Changes to foreign exchange rates have however, not had a material impact on product gross margin percentages or net income.

Royalty and licensing revenue decreased 28% for the second quarter of 2005 compared to the same period in 2004 due to the completion of the amortization of deferred revenue related to the SpectroPharm product line as of January 31, 2005. For the six month period ended June 30, 2005 compared with 2004, royalty and license revenues decreased slightly as the impact of the completion of the amortization of the deferred revenue was almost entirely offset by the receipt of $0.9 million in contingent milestones from Shire BioChem Inc. (“Shire”), which the Company earned in the first quarter of 2005.

As a percentage of product sales, selling, general and administrative expenses increased for 2005 to 22% from 20% in the second quarter of 2004. In absolute dollar terms, the increase in selling, general and administrative expenses was 42% for the quarter (30% excluding the impact of the foreign currency fluctuations) and for the six month period ended June 30, 2005 was 26% (or 16% excluding foreign currency fluctuations) over 2004 comparable periods. Excluding the impact of foreign currency reporting as described below, these increases were primarily driven by increases in spending in both the contract manufacturing and in corporate segments (see segmented results).

Approximately $530,000 of the increase in selling, general and administrative spending for the six month period ended June 30, 2005 and $280,000 for the second quarter of 2005 is a consequence of increased costs in Canadian dollars relative to US dollars as a result of the strengthening of the Canadian dollar since early 2004.  This results from virtually all selling, general and administrative costs being denominated in Canadian dollars.

Research and development expenditures were flat in the second quarter of 2005 compared to the second quarter of 2004. For the six month period ended June 30, 2005, research and development costs increased slightly due to activities related to FIBRIMAGE® and INFECTON®.  The increased expenditures were primarily attributable to clinical trial activities for INFECTON®, coupled with costs associated with the ongoing additional detailed review of FIBRIMAGE® results.

Depreciation and amortization expense for the quarter ended June 30, 2005 increased 1.0% over the same period of 2004 following the completion of the installation and the validation of the Company’s second lyophilization unit in the second quarter of 2005. This expense was offset by the completion of amortization of intangibles related to the SpectroPharm product line.

The Company recorded a small foreign exchange gain in the second quarter of 2005 compared with 2004. The gain resulted from the strengthening of the U.S dollar since March 2005.

Interest expense and bank charges decreased for the quarter compared to 2004 due to repayment of third-party debt at the end of 2004.

For the quarter ended June 30, 2005, the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings, of 12%.  The Company’s effective tax rate will vary from the statutory tax rate depending on both the mix of net income combined and the statutory rates in the respective jurisdictions in which the Company operates. The level of tax credits generated from research and development activities in the radiopharmaceutical business also has the impact of lowering effective tax rates.

Specifically, during the second quarter of 2005 the Company benefited by approximately $400,000 through recognition of the lower effective statutory tax rate attributable to milestone payments received and through withholding tax refunds received in the quarter but not previously estimated to be recoverable. The impact was to reduce the effective tax rate for the quarter from 27% to 12%.  The effective tax rate for the six month period ended June 30, 2005 was 21% or 27%, excluding those benefits recorded in the second quarter of 2005.

For 2004, the income tax expense was substantially below the statutory rates in effect in the jurisdictions in which the Company operates as a result of the recognition of deferred income tax assets not previously recognized related to its Canadian operations.  Prior to the acquisition of all minority interest holdings on April 22, 2004, the Company was unable to execute tax planning strategies to utilize all of the loss carryforwards available to the Canadian operations.  As a result of the acquisition of all minority interest holdings and the significant increase in the profitability of the contract manufacturing operations, the Company was able to recognize the benefit into income approximately $0.9 million of previously unrecognized loss carryforwards during 2004.

The basic weighted average number of common shares outstanding during the second quarter of 2005 was 41,510,656 and has increased from 40,122,684 in the second quarter of 2004, primarily as the result of the completion of the equity financing offering of 3,053,436 units (which included 3,053,436 common shares) in April 2004 and the exercise of stock options.

Radiopharmaceuticals
(in thousands of U.S. dollars)  (U.S. GAAP)

For the Three Month Periods Ended June 30,					For the Six Month Periods Ended June 30,
2005	2004	$ Change	% Change		2005	2004	$ Change	% Change
				Revenues
$4,737	$4,296	$441	10.3%	Product sales	$9,471	$8,628	$843	9.8%
—	—	—	—	Royalty and licensing	—	—	—	—
4,737	4,296	441	10.3%		9,471	8,628	843	9.8%

2,851	2,606	245	9.4%	Product gross margin	5,648	5,140	508	9.9%
60.2%	60.7%		(0.5)%	% of Product sales revenues	59.6%	59.6%		0.1%
(1,003)	(938)	(65)	(6.9)%	SG&A	(2,139)	(1,777)	(362)	(20.4)%
(552)	(545)	(7)	(1.3)%	R & D	(1,119)	(1,006)	(113)	(11.2)%
1,296	1,123	173	15.4%	EBITDA(1)	2,390	2,357	33	1.4%
27.4%	26.1%		1.2%	% of Revenues	25.2%	27.3%		(2.1)%
(249)	(223)	(26)	(11.7)%	Depreciation and amortization	(494)	(450)	(44)	(9.8)%
$1,047	$900	$147	16.3%	Operating income	$1,896	$1,907	$(11)	(0.6)%
22.1%	20.9%		1.2%	% of Revenues	20.0%	22.1%		(2.1)%

(1)   See Accounting Matters – Non-GAAP Measures.

Radiopharmaceuticals and radiotherapy devices are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including sodium iodide I-131, and BrachySeed® brachytherapy implants. DRAXIMAGE has a number of products in late-stage development including: FIBRIMAGE®, a product that images Deep Vein Thrombosis (“DVT”) and for which a Phase III clinical study in Canada has been completed, although the additional analysis of the data from the study is still ongoing, and for which the Company expects to conduct a Phase III trial in the U.S. in the future; and INFECTON®, for imaging infection, which is currently in Phase II clinical trials in Canada and the U.S.  DRAXIMAGE also has a somatostatin-based peptide in pre-clinical development, which has potential for cancer imaging and therapy.

Highlights in this segment for the quarter ended June 30, 2005 included:

•                  Financial results:

•                  Product sales of $4.7 million for the quarter representing a 10.3% increase over the second quarter of 2004.

•                  Product gross margin percentage of 60.2% compared to 60.7% for the second quarter of 2004.

•                  Operating income of $1.0 million compared to $0.9 million in the second quarter of 2004.

•                  Other highlights:

•                  Appointed Mr. Jean-Pierre Robert as the new head of the division, reporting to the Chief Executive Officer, effective May 9, 2005.

Comparison of quarters and six month periods ended June 30, 2005 and 2004

Revenues for both the quarter and six month period ended June 30, 2005 increased 10% compared with the same periods of 2004, primarily as a result of the increase in product sales from radioiodine products and, specifically, sodium iodide I-131 sales to the U.S.  The increase is related to higher volumes resulting from greater U.S. market penetration.

During the first quarter of 2005, the Company received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc 99m Albumin Aggregated Injection (MAA Kit). Approval in the Netherlands allowed DRAXIMAGE to initiate the Mutual Recognition Procedure (MRP) in pursuit of further regulatory approvals for this diagnostic imaging product in several additional European Union countries. This approval was a key milestone in the strategic plan to introduce several additional DRAXIMAGE branded products into a number of European markets. However, the pace of product approvals remains very slow due to the nature of the approval process and regulator backlog.

For both the quarter and six month period ended June 30, 2005 product gross margin percentage was consistent with product gross margin percentage of the same periods of 2004.

Research and development expenditures increased slightly for both the quarter and six month period ended June 30, 2005 as compared to 2004 due to the activities related to FIBRIMAGE® and INFECTON®. Specifically, the increased expenditures were mainly for clinical trial activities for INFECTON® coupled with costs associated with the ongoing additional detailed review of FIBRIMAGE® results.

The preliminary results from the Canadian trial of FIBRIMAGE® are undergoing a detailed analysis of patient data and charts.  The detailed analysis will be carried out by the Medical Advisory Board being assembled.  Since this additional analysis was not expected to be completed before the end of the second quarter, the target for filing a New Drug Submission in Canada was moved to the second half of 2005, pending the outcome of the analysis and recommendations of the Medical Advisory Board.

Selling, general and administrative expenses increased $65,000 in the second quarter of 2005 and $362,000 for the six month period ended June 30, 2005, compared to the same periods of 2004 mainly due to costs of ongoing comprehensive market research studies and activities related to the Company’s pipeline products.

Depreciation and amortization expense for this segment increased 12% for the second quarter and 10% for the six month period ended June 30, 2005, compared to 2004 due to the amortization of costs related to the upgrade of warehousing and shipping facilities completed late in 2004.

During the second quarter of 2005, the Company appointed Mr. Jean-Pierre Robert as the new President of DRAXIMAGE, reporting to Dr. Martin Barkin, President and Chief Executive Officer of the Company. Mr. Robert also serves as a member of the DRAXIS executive management group.

Mr. Robert previously served as Vice President and General Manager of Tyco Healthcare (Canada), overseeing domestic and export operations, following its acquisition of Mallinckrodt (Canada), where he held the same position. Most recently, he was President and CEO of an emerging Canadian biopharmaceutical company.  He has extensive healthcare industry experience, including executive, general management, marketing and sales roles involving diagnostic, pharmaceutical, chemical and laboratory products with Mallinckrodt, Fisher Scientific, Hoechst and Bayer.  He holds a B.Sc. and was a member of the Canadian Society of Nuclear Medicine.

Contract Manufacturing
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three Month Periods Ended June 30,					For the Six Month Periods Ended June 30,
2005	2004	$ Change	% Change		2005	2004	$ Change	% Change

$14,591	$11,206	$3,385	30.2%	Product sales	$30,442	$19,569	$10,873	55.6%

4,419	2,899	1,520	52.4%	Product gross margin	9,019	4,672	4,347	93.0%
30.3%	25.9%		4.4%	% of Product sales revenues	29.6%	23.9%		5.8%
(1,411)	(692)	(719)	(103.9)%	SG&A	(2,260)	(1,538)	(722)	(46.9)%
3,008	2,207	801	36.3%	EBITDA(1)	6,759	3,134	3,625	115.7%
20.6%	19.7%		0.9%	% of Revenues	22.2%	16.0%		6.2%
(773)	(626)	(147)	(23.5)%	Depreciation and amortization	(1,454)	(1,092)	(362)	(33.2)%
$2,235	$1,581	$654	41.4%	Operating income	$5,305	$2,042	$3,263	159.8%
15.3%	14.1%		1.2%	% of Revenues	17.4%	10.4%		7.0%

(1)           See Accounting Matters – Non-GAAP Measures.

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma, which is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Highlights in this segment for the quarter ended June 30, 2005 included:

•                  Continued strong financial results:

•                  Revenues of $14.6 million for the second quarter of 2005 represented an increase of $3.4 million or 30% over the second quarter of 2004.

•                  Product gross margin percentage of 30% compared to 26% for the second quarter of 2004.

•                  Operating income of $2.2 million compared to $1.6 million for the second quarter of 2004.

•                  Other highlights:

•                  DRAXIS Pharma commenced commercial production of freeze-dried sterile products upon the final validation of the recently installed second lyophilizer unit.

•                  During the quarter, the contract manufacturing operations embarked on key process improvement initiatives aimed at increasing the efficiency of the operations from production planning all the way through the product release and shipment process.

Comparison of quarters and six month periods ended June 30, 2005 and 2004

For the quarter ended June 30, 2005, revenues have increased by $3.4 million or 30% over the same period of 2004. The increase was due to increased demand for the production of Hectorol® Injection for Bone Care International, Inc. (“Bone Care”) and products under the Company’s GlaxoSmithKline (“GSK”) contract. GSK production rose throughout 2004 as products obtained regulatory approvals in additional foreign markets. Throughout 2004 and into 2005, the Company increased its output capacity through additional production shifts for its sterile business and will continue to do so as a result of increasing demand.

Almost all of the revenue growth in the second quarter of 2005 over the same period of 2004 is related to sterile products. Sterile products have accounted for 79% of the product sales growth on a year-to-date basis. Sterile products represented approximately 77% of manufacturing revenues for the second quarter and 74% on a year to date basis compared to 73% and 71% for the comparative periods of 2004. The Company expects the percentage of revenue growth from the sterile business will increase relative to non-sterile growth in 2005 due to the further anticipated increase in sterile products, including lyophilized products, made possible through recently increased lyophilization capacity.

The second lyophilization unit did not contribute a significant amount of revenues in the second quarter as much of the activities on the second lyophilizer in the quarter related to product transfers and validation of products on the new unit. These activities are necessary as a precursor to significant commercial volumes and do not create significant revenues although they consume significant available capacity. Revenues from the second lyophilization unit are expected to increase steadily beginning the third quarter of 2005.

The decrease in volumes in the second quarter compared to first quarter of 2005 related solely to the timing of orders for non-sterile ointment and cream products from an existing customer.  As a result of the Company being able to successfully manufacture and ship the required volumes in the first quarter of 2005, second quarter volumes for non-sterile products were lower by approximately $1 million compared to the previous quarter.

The timing of demand in the non-sterile area can fluctuate from quarter to quarter and is expected to normalize at historical annualized levels over the remainder of 2005.

Changes to the Company’s pricing structure implemented throughout 2004 had a beneficial impact on margins and revenues in comparisons with prior quarters. The impact on comparisons will diminish as the year progresses.

Product gross margin increased to 30% for the second quarter of 2005 up from 26% in the second quarter of 2004 and to 30% from 24% for the six month period ended June 30, 2005 compared to 2004. The increases are related to volume growth, principally of higher margin sterile products. The volume growth was made possible by increasing the capacity for manufacturing sterile products through the introduction of additional production labour. In addition, the Company increased autoclave capacity in late 2004 which is critical in reducing bottlenecks and further increasing sterile capacity. Improved capacity utilization has directly resulted in higher margins through substantially improved absorption of overhead costs.

Selling, general and administrative expenses increased significantly in the second quarter of 2005 compared to 2004 as a result of the investment in process improvement initiatives aimed at further expanding capacity. Specifically, the Company has embarked on process improvement initiatives aimed at enhancing information systems and information technology to improve efficiency and productivity in the key processes of production planning, manufacturing and quality control product release.  The process improvement initiatives will, over time, increase throughput of volumes within the existing manufacturing footprint and thereby increase capacity. Furthermore, the Company expects to increase operating margins over time through the application of more efficient processes.

Since virtually all selling, general and administrative costs are denominated in Canadian dollars and translated into US dollars, the strengthening of the Canadian dollar since early 2004 has resulted in inflated selling, general and administrative costs upon translation of about $150,000 for the six month period ended June 30, 2005 or less than $100,000 per quarter. These costs are offset by overall growth of absolute margins upon translating Canadian denominated sales into US.

Depreciation and amortization for 2005 increased 24% over the second quarter of 2004 and 33% for the six month period ended June 30, 2005 over the comparable periods of 2004, due principally to completed capital projects in the third quarter of 2004, including the additional autoclave capacity, and following the completion of the installation and validation of the Company’s second lyophilization unit in the second quarter of 2005.

Corporate and Other

(in thousands of U.S. dollars) (U.S. GAAP)

For the Three Month Periods Ended June 30,					For the Six Month Periods Ended June 30,
2005	2004	$Change	% Change		2005	2004	$Change	% Change

				Revenues
$247	$65	$182	280.0%	Product sales	$413	$66	$347	525.8%
(399)	(640)	241	37.7%	Intercompany eliminations	(644)	(1,127)	483	42.9%
1,295	1,786	(491)	(27.5)%	Royalty and licensing	3,634	3,713	(79)	(2.1% )
1,143	1,211	(68)	(5.6)%		3,403	2,652	751	28.3%

(66)	173	(239)	138.2%	Product gross margin	(17)	104	(121)	116.3%
NM	NM		NM	% of Product sales revenues	NM	NM		NM
(1,819)	(1,353)	(466)	(34.4)%	SG&A	(3,474)	(2,960)	(514)	(17.4)%
(590)	606	(1,196)	(197.4)%	EBITDA(1)	143	857	(714)	(83.3)%
-51.6%	50.0%		(101.7)%	% of Revenues	4.2%	32.3%		(28.1)%
(98)	(262)	164	62.6%	Depreciation and amortization	(210)	(530)	320	60.4%
$(688)	$344	$(1,032)	300.0%	Operating (loss) income	$(67)	$327	$(394)	120.5%
-60.2%	28.4%		(88.6)%	% of Revenues	-2.0%	12.3%		(14.3)%

(1)   See Accounting Matters – Non-GAAP Measures.

The Corporate and Other segment comprises: amortization of deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; deferred revenues and expenses from GSK Consumer Healthcare with respect to the SpectroPharm line of products; revenues related to royalties and milestones from Shire in connection with the divestiture of DRAXIS Pharmaceutica; revenues and directly attributable expenses associated with Alertec®; non-allocated corporate expenses; and inter-segment eliminations.  The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of quarters and six month periods ended June 30, 2005 and 2004

Revenues related to the corporate segment were lower compared to the second quarter 2004 due to a reduction of deferred revenue amortization offset by lower intercompany eliminations. As of January 31, 2005, all deferred revenue related to the SpectroPharm line of products was fully amortized.  The amortization of deferred revenue related to the SpectroPharm line had accounted for approximately $500,000 of non-cash revenues per full quarter.

During the first quarter of 2005, revenues for this segment increased as a result of the receipt of contingent milestones of $0.9 million from Shire, which the Company earned in early 2005, partially offset by a reduction of deferred revenue amortization.  The contingent milestones are earned based on market driven conditions related directly to product sales.

Depreciation and amortization expense in this segment in 2005 decreased as compared to 2004 since the Company had fully amortized product rights related to the SpectroPharm line in January 2005.

Selling, general and administrative expenses increased in the second quarter and for the first six months of 2005 compared with the same periods in 2004 due to incremental spending on corporate business development activities, long-term incentive plan costs linked to appreciation in the stock price, and regulatory compliance costs related to the Sarbanes-Oxley Act of 2002 and the impact of foreign exchange in the translation of Canadian denominated costs to US reporting dollars. Aside from the impact of foreign currency, none of the factors noted has incrementally increased selling, general and administrative expenses by more than $200,000 individually. As a result of the strengthening of the Canadian dollar versus the US dollar since early 2004 approximately $120,000 of the increase in the quarter and $240,000 for the first six months of 2005 are related solely to foreign currency translation.

Operating income from this segment decreased compared to 2004 both on a quarterly and year-to-date basis due to the factors described above.

Corporate Matters

Draxis CEO named Finalist for Ernst & Young Entrepreneur Of The Year® 2005 awards

Dr. Martin Barkin, President and Chief Executive Officer of the Company, has been named a finalist for the Ernst & Young Entrepreneur Of The Year® 2005 awards. Dr. Barkin was selected by an independent judging panel as one of four finalists in the health sciences business category in the Québec region.

The Entrepreneur Of The Year awards honour entrepreneurs who have demonstrated excellence and extraordinary success in areas such as innovation, risk taking, company development, financial performance and personal commitment to their businesses and communities. Submissions are reviewed by an independent judging panel, which is composed of several distinguished Canadian business leaders and previous award recipients.

Permax Litigation

On July 22, 2005 the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by Draxis Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003 the Company completed the divestiture of the Draxis Pharmaceutica division to Shire.

Liquidity and Capital Resources
(in thousands of U.S. dollars) (U.S. GAAP)

	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
			(audited)
Cash and cash equivalents	$7,989	$7,342	$5,926
Restricted cash	$424	$428	$428
Non-financial working capital (net)(1)	$24,459	$21,397	$18,397
Total debt	—	—	—

	Jun 30, 2005	Mar 31, 2005	Jun 30, 2004
Cash flows from (used in) operating activities	$1,295	$1,606	$(1,537)
Cash flows used in investing activities	$(1,256)	$(941)	$(1,219)

(1) Excluding cash and cash equivalents, restricted cash, current portion of deferred revenues, long-term debt and customer deposits.

	Aug 10,2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
				(audited)
Common shares issued and outstanding	41,600,604	41,599,804	41,304,388	41,015,326
Warrants issued and outstanding(2)	1,526,718	1,526,718	1,526,718	1,526,718
Stock options outstanding	2,622,954	2,603,754	2,789,170	2,753,232
Outstanding options as a% of outstanding shares	6.3%	6.3%	6.8%	6.7%

(2) Each whole warrant entitles the holder to acquire one common share at price of CDN$8.50, subject to certain adjustments, any time prior to April 24, 2006.

Cash and cash equivalents at June 30, 2005 totalled $8.0 million as compared with $5.9 million as at December 31, 2004.  The increase is attributable to the increasing cash earnings of the Company, proceeds from the exercise of stock options, offset by investment in working capital and capital expenditures.

In connection with the divestiture of DRAXIS Pharmaceutica to Shire, $424,000 of the cash proceeds remained held in trust pursuant to an escrow agreement as at June 30, 2005.  The release of this amount under escrow in instalments was dependent upon whether or not claims by Shire have been made to the Company by certain dates with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement.  The full amount was received subsequent to the end of the quarter.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities.  All investments as of June 30, 2005 had less than three months maturity.  As at June 30, 2005 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

For the quarter ended June 30, 2005, net cash flows from operating activities were $1.3 million representing a $2.8 million increase compared to the same period of 2004. For the six month period ended June 30, 2005, net cash flows from operations increased to $2.9 million or $4.4 million higher compared to same period of 2004. This is driven by increased operating earnings increase and the fact that a smaller portion of those earnings relate to non-cash deferred revenue.

Non-financial working capital comprised of accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, increased to $24.5 million as at June 30, 2005 from $18.4 million as at December 31, 2004, driven mainly by a significant increase in accounts receivable related to growth in the contract manufacturing business.

Capital expenditures for 2005 are mainly attributable to expenditures related to increasing operating efficiency in production areas through automation and to remove bottlenecks in contract manufacturing coupled with infrastructure upgrades, principally information technology.

All third-party debt was repaid at the end of 2004 (see Debt Repayment and Bank Financing).

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $0.7 million for the quarter and $1.5 million for the six month period ended June 30, 2005 compared with $0.1 million and $1.2 million for the same periods of 2004. The Company was in compliance with all lending covenants as at June 30, 2005 and 2004.

Debt Repayment and Bank Financing

The Company’s current credit facilities with its bankers, the National Bank of Canada are as follows:

•                  $15 million Canadian or U.S. equivalent operating facility payable within 364 days of drawing upon the facility.  The operating facility can be extended by one quarter upon agreement with the lender.  As at June 30, 2005, no amount was drawn under this facility.

•                  $10 million Canadian or U.S. equivalent term facility, repayable in full at the end of the term (June 2006). As at June 30, 2005, no amount was drawn under this facility.

Interest under the credit facilities (both term and operating) is based on the bank’s prime lending rate provided the Company meets certain ratios, which as at June 30, 2005 were met.

These facilities expire in June 2007.

Amounts drawn under both credit facilities are secured by specific assets of DRAXIS Specialty Pharmaceuticals Inc., and shares and guarantees of certain subsidiaries.

Commitments and Contingencies

All potential contingent payment obligations to the SGF expired on April 22, 2005 in connection with the acquisition of the 32.7% interest in DRAXIS Pharma from SGF, with no further payment required.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material.

Related Party Transaction

The Company paid rent of $29,000 during the quarter and $62,000 for the six month period ended June 30, 2005 ($23,000 during the second quarter and $70,000 for the six month period ended June 30, 2004) to a company controlled by a member of the Board of Directors related to its head office location.

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties based on market rates per square footage for similar space. The lease expires in May 2006 and lease payments are made monthly.

OUTLOOK

The following section contains numerous forward-looking statements specifically pertaining to guidance. Management has included a narrative of the underlying assumptions on which the forward-looking statements are based. While management believes that the basis for these forward-looking statements is reasonable, they are based on information currently available to management and, accordingly, actual results could differ materially from the forward-looking statements (See Forward-Looking Statements).

The Company’s primary operational focus for 2005 continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company’s capabilities and that contribute to the long-term value of the Company.

General Guidance

The Company continues to expect to achieve consolidated revenues in 2005 of $88 million to $92 million, up more than 27% from the previous year’s revenue of $69 million.  More than 95% of consolidated revenues are expected to come from the Company’s two main operating divisions, with the balance, or less than 5% of revenues, expected to come from the corporate segment.  It is anticipated that at least 70% of revenues from the operating divisions will come from contract manufacturing.

Basic earnings per share from continuing operations in 2005 are expected to reach $0.27 to $0.30, an increase of at least 35% from the $0.20 of 2004.  The change in accounting related to stock based compensation originally expected to affect earnings by $0.01 to $0.02 in 2005 will only occur beginning January 1, 2006 and will not have any impact on 2005 earnings.

These revenue and earnings estimates are based on the most current information we have and are derived from forecasts received from customers and historical buying patterns considering the territories in which customers currently operate, as well as additional territorial regulatory approvals we anticipate receiving during 2005.  The estimates could be impacted positively if we attain new customers or additional product approvals, or negatively if territorial product approvals are delayed or unforeseen problems arise in the introduction of new products into the manufacturing process or historical buying patterns do not continue.  Reference is made to the specific risk factors listed in our public disclosure documents, including our Form 20-F.  These factors could have a material adverse effect on our ability to achieve these target revenues and earnings.

Currency fluctuations, particularly between the Canadian and the U.S. dollar, are not expected to have a significant effect on net earnings within a relatively broad range of 75 to 90 cents Canadian per U.S. dollar because of the mix of business and currencies currently built into the prices that make up the major revenues in both contract manufacturing and radiopharmaceuticals in 2005.

The Company currently has no debt. It will have capital expenditures in both operating divisions designed to increase productivity and maintain regulatory compliance.  Current total capital expenditure budgets are anticipated to be less than $5 million in 2005.  Capital expenditures will include acquiring equipment to increase efficiency and infrastructure expenses.  Cash flows from operating activities are expected to be at least $10 million for 2005, subject to working capital requirements driven by business growth.

At the current rate of utilization and new business growth and with essentially the existing facility configuration, contract manufacturing capacity is expected to reach its optimal levels by approximately the end of 2007.  Accordingly, the Company will begin to explore various options during 2005 to increase capacity, including expansion, reconfiguring the existing facility and/or potential acquisitions.

Radiopharmaceutical

The Company’s longer term objective for its radiopharmaceutical business is to leverage its existing business base and record of regulatory approvals to become a significant North American and international competitor in this highly specialized market.  It will work toward this objective through a combination of increasing sales of existing products, the identification and commercialization of additional product opportunities, development of its new product pipeline and possible acquisitions, consistent with its well defined business focus.

DRAXIMAGE is expected to continue to grow through increasing sales of existing products in the U.S., introduction of new products into the U.S., as well as expansion into Europe.  The regulatory process in

Europe continues to be slow. In Europe the attainment of regulatory approvals in one jurisdiction remain necessary prior to filing for approvals in other jurisdictions. We believe that the delays in approvals relate to the significant backlog of work at the European regulator. All products currently being introduced outside of Canada are products currently approved for sale in Canada or the U.S.

Management expects that continued emphasis on quality, customer service and pricing will be the key factors for the future success of BrachySeed®. There are no indications of improvement in the market, but sales of BrachySeed® are not expected to be a significant source of revenue to the Company relative to growth in other areas of the Company.

Excluding the potential impact of the innovative radiopharmaceutical products currently under development, the Company’s target is to achieve radiopharmaceutical product sales of $30 million to $35 million by 2007.

The Company believes that long-term growth potential for DRAXIMAGE should be divided between the potential for its innovative proprietary radiopharmaceutical products currently under development and opportunities excluding these products. We believe each of DRAXIMAGE’s innovative products under development addresses substantial unmet market needs and thus has considerable potential.  Preliminary results from the Canadian Phase III trial indicate that FIBRIMAGE® successfully imaged DVT.  Additional detailed review of patient data and charts is required to complete the analysis of the trial. Since this additional analysis has not been completed by the end of the second quarter, the target for filing a New Drug Submission in Canada has been moved to the second half of 2005, pending the outcome of the analysis.  DRAXIS, together with a Medical Advisory Board that is being assembled, will now be working to design a Phase III clinical trial protocol for submission to the FDA that incorporates updated marketing information, the requirements for venography, and the benchmarks used in the Phase III Canadian trial.  Phase II clinical trials of INFECTON® are underway in both Canada and the U.S.  The Company expects to be able to complete these studies and, if they are positive, move to Phase III trials of INFECTON® in late 2005 or early 2006.

Contract Manufacturing

The Company’s longer term objective for its contract manufacturing business is to leverage its existing capabilities and its excellence in regulatory compliance to increase third-party contract manufacturing revenues, while managing costs in order to achieve improving levels of profitability associated with increased capacity utilization. Capacity utilization at DRAXIS Pharma varies by production flow, specifically between sterile and non-sterile products. The demand for DRAXIS Pharma’s sterile capacity, including lyophilized and non-lyophilized product, continues to grow and create capacity challenges. Additional production shifts have been added to meet customer demand within the framework of DRAXIS Pharma’s existing production processes and systems. The Company expects to increase capacity through certain capital and equipment upgrades and the deployment of additional production shifts.  It plans to reach operating levels in its sterile business at 24 hours a day and 7 days per week by the end of 2005.

The Company has also embarked on process improvement initiatives in contract manufacturing aimed at both increasing throughput within the facility and also increasing productivity and operational efficiencies. The process improvement initiatives also involve significant changes and improvement to the Company’s current information technology platforms and systems. These initiatives are included within the Company’s current guidance parameters.

The Company believes that production volumes under the GSK and Bone Care agreements will continue to be significant sources of sterile business in 2005.  Volume is, however, expected to fluctuate somewhat during 2005 due to the demand in the end user marketplace and inventory levels of our customers, which we do not control.

In 2004, the Company completed the successful installation of a second lyophilizer, which has been validated and was in commercial use in the second quarter of 2005.  At optimum configuration, the second lyophilizer should triple existing lyophilization capacity over time. The Company does not expect to achieve full capacity utilization on this new lyophilizer in 2005.  The transferring and introduction of new products to this lyophilizer will occur in stages during 2005 and specifically commenced in the second quarter of 2005.  Accordingly, the Company expects the mix of business to continue to shift in favour of higher margin sterile business, driven by the additional lyophilization capacity, the continued strong demand for other sterile products and by our increased capacity to meet such demand.

Unlike DRAXIS Pharma’s sterile operations that continue to grow, the non-sterile operations continue to run below their current one-shift capacity. In 2005, DRAXIS Pharma will seek to increase capacity utilization of the non-sterile area by maximizing utilization of its current one-shift configuration, including targeting and securing significant contracts in this area. The Company has entered into discussions with potential new customers, but has not entered into a definitive arrangement as yet.

The Company’s long-term target is now to achieve manufacturing revenues from its Montreal facility of between $70 million to $80 million by 2007.  This is a reflection of the demand for our sterile capacity, the successful ramp-up of production shifts, and the financial and efficiency benefits of increased capacity utilization.

The timing of regulatory approvals plays a significant role in the timing of when commercial production begins for products being introduced in our facilities. Customers operating in multiple markets must get regulatory approvals in those markets for us to manufacture products to be sold into those markets.  While our customers generally have not had significant issues in getting approvals for us as manufacturer, the timing of when those approvals occur is difficult to predict.

Corporate and Other Segment

In 2005, the Company’s Corporate and Other segment is expected to experience an increase in revenue over 2004 levels, mainly driven by royalties and milestones related to the sale of product rights to Shire which may become payable to the Company during the year.

By the end of 2006, all deferred revenue related to Anipryl® will be fully amortized to revenue of the Company.  While this represents a material loss of non-cash revenue, within the same period, the Company expects to fully offset the loss through increased revenues and earnings in its contract manufacturing and radiopharmaceutical businesses. Since the deferred revenue represented a non-cash source of income, the replacement of this income stream by operating income from the core operations will significantly increase long-term operating cash flows.

The Company also expects to see significant increases in expenses related to the cost of compliance with the Sarbanes-Oxley Act of 2002 in the U.S. The majority of these costs relate to the documentation and testing of internal controls. The Company anticipates the costs will exceed $400,000 in addition to the significant amount of management time involved. The Company has already invested a considerable amount of time in prior quarters to ensure that its governance practices comply with the requirements of the Sarbanes-Oxley Act of 2002 and will continue to do so.  The Company now expects the costs to be incurred over 2005 and 2006 as a result of recent changes to the deadlines for compliance regarding internal controls as they relate to the Company.

Capital and Liquidity

The Company’s balance sheet at the end of June 2005 reflects a dramatic improvement in the financial position of the Company, particularly from the end of 2003. The Company has strengthened its balance sheet significantly through the repayment of all third-party debt owing over the course of 2004.  The Company’s bank refinancing arrangements completed during 2004, coupled with its improving cash flows, significantly increase the Company’s leverage to pursue its strategic objectives and secure debt capacity at lower borrowing costs.

The equity financing completed in April 2004 and the accompanying repurchase of the minority interest in DRAXIS Pharma further increases the Company’s flexibility in managing its core businesses over the long term and achieving synergies.

Effective January 1, 2005, the Company amalgamated its two operating subsidiaries (“DRAXIMAGE Inc.” and “DRAXIS Pharma Inc.”) into one entity, DRAXIS Specialty Pharmaceuticals Inc.  The two operating subsidiaries will continue to report as separate business segments, radiopharmaceutical and contract manufacturing. The amalgamation provides short-term opportunities to achieve significant cash flow savings through a deferral of tax payments by allowing the Company to access its CDN$25 million in tax loss carryforwards available to the Canadian operations in an expedited manner.  In the long term, the Company hopes to achieve greater synergies through the combined strengths of the two divisions. The Company does not expect to restructure any of its operations but rather, expects to obtain the synergies and increased efficiencies through standardized processes and systems.

Management expects significant growth in operating cash flow driven by earnings, and expects to achieve an operating cash flow exceeding $10 million, subject to working capital requirements, in 2005. Working capital requirements are linked directly to the volume of business in contract manufacturing and timing of customer orders and, accordingly, the investment in working capital will likely grow with the growth in business.

Management will focus capital spending in the next three years on improving efficiencies in production through further automation. The Company expects in the long term to invest further in upgraded management information and process control systems to achieve efficiencies and support business expansion.

With the Company’s current cash balances, anticipated net operating cash inflows and established financing arrangements, management expects to have sufficient liquidity available to fund the Company’s cash requirements in 2005.  Any investments or acquisitions of businesses, products or technologies may require additional funding.

Accounting Matters

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2004 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Recognition of Licensing Revenue - License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements.  In general, such fees are deferred and recognized on a straight-line basis over the contract period.  Where the contract period is not defined, such fees are recognized on a straight-line basis over the estimated term, during which contractual benefits are expected to be derived.  If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets - Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions.  Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated; it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry; and filing positions taken with taxation authorities are subject to review.  Changes to estimates of future taxable income, the completion of reviews by taxation authorities, and the ability to execute on tax planning opportunities can significantly affect the amount of valuation allowances.

Allowance for Doubtful Accounts – The Company determines an appropriate allowance for doubtful accounts based on an account by account review as opposed to a general provision assessed as a percentage of revenues.

Provision for Inventory Obsolescence – Provisions for inventory are charged against income when it is determined that the inventory item does not meet the defined quality and regulatory requirements for sale.  The Company does not make general provisions for inventory obsolescence as items are manufactured based on customer orders.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations, which includes the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire, is the Canadian dollar.  Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations.  The Company currently does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncement

Share-Based Compensation

In December, 2004, the Financial Accounting Standards Board (“FASB”) published SFAS No. 123R, Share-Based Payment.  SFAS No. 123R replaces SFAS No. 123, Stock-Based Compensation issued in 1995.  SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award during a requisite service period (usually the vesting period). This statement is effective for the Company beginning on January 1, 2006 as opposed to July 1, 2005 as originally announced. The Company intends to implement this statement beginning in the first quarter of 2006. As of the required effective date, the Company will apply SFAS No. 123R using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. If the Company had adopted SFAS No. 123R in prior periods, the net impact on the Company’s Q2, 2005 and Q2, 2004 interim consolidated statements of operations would have approximated the impact as described in Note 4(b) on a pro forma basis.  The Company expects that the adoption of SFAS No. 123R will reduce the basic EPS by approximately $0.02 per share in 2006.

Non-GAAP Financial Measures

The Company now focuses on GAAP measures both in reporting externally and monitoring management performance. Specifically, the Company measures divisional performance and consolidated performance based on gross profit margin, operating income, net income and operating cash flow. Non-GAAP measures and, specifically, EBITDA will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP measures used with GAAP line items.

The Company additionally has incorporated, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

The terms EBITDA (earnings before financing expense and other income, taxes, depreciation and amortization) and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period.  DRAXIS uses EBITDA measures to assess the operating performance of its ongoing businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets.  DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement.  EBITDA should not be construed as the equivalent of net cash flows from operating activities.  The most comparable U.S. GAAP earnings measure is operating income.

Reconciliation of Results Reported in Accordance with U.S. GAAP to Canadian GAAP
(in thousands of U.S. dollars except share related data)

The major differences between U.S. and Canadian GAAP which affect net income are summarized in the following table with an explanation of the adjustments.

For the Three Month Periods			For the Six Month Periods
Ended June 30,			Ended June 30,
2005	2004		2005	2004

$2,353	$2,243	Net income as reported under U.S. GAAP	$5,648	$3,622

		Continuing operations
(104)	25	Intangible assets - Radiopharmaceuticals segment (i)	(51)	(60)
(518)	(518)	Intangible assets - Corporate and Other segment (i)	(1,035)	(1,035)
(207)	(139)	Stock-based compensation (ii)	(408)	(279)
(829)	(632)		(1,494)	(1,374)
$1,524	$1,611	Net income under Canadian GAAP	$4,154	$2,248

		Basic income per share
$0.04	$0.04	Canadian GAAP	$0.10	$0.06
$0.06	$0.06	U.S. GAAP	$0.14	$0.09
		Diluted income per share
$0.04	$0.04	Canadian GAAP	$0.10	$0.06
$0.06	$0.05	U.S. GAAP	$0.13	$0.09

(i)          Intangible Assets - Continuing Operations

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of Deprenyl Animal Health, Inc., which was treated as acquired research and development, and the portion of the 1997 acquisition cost of the Company’s radiopharmaceutical business assigned to acquired research and development.

(ii)      Stock-Based Compensation

Under Canadian GAAP, the Company, in the first quarter of 2004, adopted retroactively with restatement of 2002 and 2003 results, the application of the fair value based method for measuring the compensation cost of employee stock options granted in 2002 and beyond.  Under U.S. GAAP, the Company has elected to adopt the optional recognition provision for its stock options plans and hence the cost of employee stock options is disclosed in the note to the financial statements as pro forma earnings and per share information.  The difference between U.S. and Canadian GAAP applicable to stock-based compensation applies only to the Corporate and Other segment.

(iii)  Research and Development

Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense.  Under U.S. GAAP, investment tax credits are recorded as a reduction of the income tax expense.  As a result, there is no impact in the reconciliation of net income from U.S. to Canadian GAAP.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at August 10, 2005.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Periods			For the Six Month Periods
Ended June 30,			Ended June 30,
2005	2004		2005	2004
		REVENUES
$19,176	$14,927	Product sales	$39,682	$27,136
1,295	1,786	Royalty and licensing	3,634	3,713
20,471	16,713		43,316	30,849
		EXPENSES
11,972	9,249	Cost of goods sold, excluding depreciation and amortization	25,032	17,220
4,233	2,983	Selling, general and administration	7,873	6,275
552	545	Research and development	1,119	1,006
1,120	1,111	Depreciation and amortization	2,158	2,072
17,877	13,888		36,182	26,573
2,594	2,825	Operating income	7,134	4,276
92	(60)	Financing expense, net	50	(185)
—	—	Other income	—	96
2,686	2,765	Income before undernoted	7,184	4,187
(333)	(501)	Income taxes	(1,536)	(531)
—	—	Minority interest	—	(4)
2,353	2,264	Income from continuing operations	5,648	3,652
—	(21)	Loss from discontinued operations, net of taxes	—	(30)
$2,353	$2,243	Net income	$5,648	$3,622

		Basic income (loss) per share
$0.06	$0.06	from continuing operations	$0.14	$0.09
—	—	from discontinued operations	—	—
$0.06	$0.06		$0.14	$0.09

		Diluted income (loss) per share
$0.06	$0.05	from continuing operations	$0.13	$0.09
—	—	from discontinued operations	—	—
$0.06	$0.05		$0.13	$0.09
		Weighted-average number of shares outstanding
41,510,656	40,122,684	- basic	41,327,771	38,829,944
42,457,776	41,240,489	- diluted	42,305,243	40,009,482

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	June 30,	December 31,
	2005	2004
		(audited)
ASSETS
Current assets
Cash and cash equivalents	$7,989	$5,926
Restricted cash	424	428
Accounts receivable	16,332	13,724
Inventories (Note 3)	8,313	10,158
Prepaid expenses	1,743	830
Deferred income taxes, net	5,832	4,121
Total current assets	40,633	35,187

Property, plant and equipment, net	43,301	43,857
Goodwill	716	728
Intangible assets, net	501	737
Other assets	570	604
Deferred income taxes, net	4,480	7,672
Total assets	$90,201	$88,785

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$7,761	$10,436
Current portion of deferred revenues	3,621	3,676
Customer deposits	620	628
Total current liabilities	12,002	14,740

Deferred revenues	2,476	4,125
Total liabilities	$14,478	$18,865

SHAREHOLDERS’ EQUITY
Common stock, without par value of unlimited shares authorized	$77,306	$75,840
Additional paid-in capital	15,546	15,546
Warrants (Note 4 (c))	916	916
Deficit	(21,917)	(27,565)
Accumulated other comprehensive income	3,872	5,183
Total shareholders’ equity	75,723	69,920
Total liabilities and shareholders’ equity	$90,201	$88,785

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three Month Periods			For the Six Month Periods
Ended June 30,			Ended June 30,
2005	2004		2005	2004
		Common Stock (Number of Shares)
41,304,388	37,755,245	Balance, beginning of period	41,015,326	37,297,817
—	3,053,436	Issuance of common shares	—	3,053,436
295,416	36,312	Exercise of options	584,478	438,844
—	—	Exercise of employee participation shares	—	54,896
41,599,804	40,844,993	Balance, end of period	41,599,804	40,844,993
		Common Stock
$76,598	$62,552	Balance, beginning of period	$75,840	$61,175
—	12,867	Issuance of common shares	—	12,867
708	68	Exercise of options	1,466	1,241
—	—	Exercise of employee participation shares	—	204
$77,306	$75,487	Balance, end of period	$77,306	$75,487
		Additional Paid In Capital
$15,546	$15,546	Balance, beginning of period	$15,546	$15,667
—	—	Stock compensation	—	(121)
$15,546	$15,546	Balance, end of period	$15,546	$15,546
		Warrants
$916	$—	Balance, beginning of period	$916	$—
—	916	Issuance of warrants	—	916
$916	$916	Balance, end of period	$916	$916
		Employee Participation Shares
$—	$—	Balance, beginning of period	$—	$86
—	—	Exercise of employee participation shares	—	(86)
$—	$—	Balance, end of period	$—	$—
		Employee Participation Shares-Loans Receivable
$—	$—	Balance, beginning of period	$—	$(86)
—	—	Exercise of employee participation shares	—	86
$—	$—	Balance, end of period	$—	$—
		Deficit
$(24,270)	$(34,102)	Balance, beginning of period	$(27,565)	$(35,481)
2,353	2,243	Net income	5,648	3,622
$(21,917)	$(31,859)	Balance, end of period	$(21,917)	$(31,859)
		Accumulated Other Comprehensive Income (Loss)
$4,927	$(308)	Balance, beginning of period	$5,183	$286
(1,055)	(1,263)	Other comprehensive loss	(1,311)	(1,857)
3,872	(1,571)	Balance, end of period	3,872	(1,571)
$75,723	$58,519	Total shareholders’ equity	$75,723	$58,519
		Comprehensive Income (Loss)
$(1,055)	$(1,263)	Foreign currency translation adjustments	$(1,311)	$(1,857)
(1,055)	(1,263)	Other comprehensive loss	(1,311)	(1,857)
2,353	2,243	Net income	5,648	3,622
$1,298	$980	Total comprehensive income	$4,337	$1,765

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with U.S. GAAP

(in thousands of U.S. dollars)

(unaudited)

For the Three Month Periods			For the Six Month Periods
Ended June 30,			Ended June 30,
2005	2004		2005	2004
		CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
$2,353	$2,264	Net income from continuing operations	$5,648	$3,652
		Adjustments to reconcile net income from continuing operations to net cash from (used in) operating activities
(952)	(1,304)	Amortization of deferred revenues	(2,002)	(2,622)
1,120	1,111	Depreciation and other amortization	2,158	2,072
—	—	Stock compensation	—	83
228	(164)	Deferred income taxes	1,215	(237)
—	—	Minority interest	—	4
122	26	Other	383	382
		Changes in operating assets and liabilities
(1,822)	(1,595)	Accounts receivable	(2,452)	(2,250)
677	(1,195)	Inventories	1,680	(2,323)
(310)	(551)	Income taxes	(347)	(433)
(905)	(746)	Prepaid expenses	(1,111)	(936)
734	517	Accounts payable and accrued liabilities	(2,575)	842
50	100	Current portion of deferred revenues	304	198
1,295	(1,537)	Net cash from (used in) operating activities of continuing operations	2,901	(1,568)
		CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
(1,218)	(1,219)	Expenditures for property, plant and equipment	(2,012)	(1,810)
(38)	—	Increase in intangible assets	(185)	(150)
—	—	Proceeds from disposition of product right	—	96
(1,256)	(1,219)	Net cash from (used in) investing activities of continuing operations	(2,197)	(1,864)
		CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
—	4,965	Proceeds from long-term debt	—	4,965
—	(9,795)	Repayment of long-term debt	—	(10,036)
19	(17)	(Decrease) increase from customer deposits, net	2	—
708	68	Exercise of options	1,466	1,241
—	13,385	Issuance of common shares and warrants, net of related expenses	—	13,385
—	(9,557)	Repurchase of common shares by subsidiary from minority interest	—	(9,557)
727	(951)	Net cash from (used in) financing activities of continuing operations	1,468	(2)
(119)	324	Effect of foreign exchange rate changes on cash and cash equivalents	(109)	40
647	(3,383)	Net cash from (used in) continuing operations	2,063	(3,394)
—	(30)	Net cash used in discontinued operations	—	(43)
647	(3,413)	Net increase (decrease in) cash and cash equivalents	2,063	(3,437)
7,342	10,539	Cash and cash equivalents, beginning of period	5,926	10,563
$7,989	$7,126	Cash and cash equivalents, end of period	$7,989	$7,126

		Additional Information
$—	$70	Interest paid	$—	$140
$208	$686	Income taxes paid	$436	$840

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

1.                                      Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive income.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2004, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at June 30, 2005 and the results of operations and cash flows for the three month and six month periods ended June 30, 2005 and 2004.

Operating results for the three and six month periods ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

2.                                      Acquisition of Minority Interest

On April 22, 2004, the Company completed the acquisition of the 32.7% interest in the Company’s manufacturing subsidiary, DRAXIS Pharma Inc. (“DPI”), that was previously owned by SGF Santé Inc. (“SGF”).  The $9.6 million (CDN$13.0 million) cash acquisition has been accounted for by the purchase method of accounting and allocated to identifiable assets and liabilities based on their estimated fair values as follows:

Minority interest	$3,992
Property, plant and equipment	6,785
Deferred income tax liability	(1,220)
Total purchase price	$9,557

The purchase price paid to SGF was subject to contingent payment obligations which expired on April 22, 2005 with no further payment required.

3.                                      Inventories

	June 30, 2005	December 31, 2004
		(audited)
Raw materials	$4,065	$5,491
Work-in-process	1,931	1,501
Finished goods	2,317	3,166
	$8,313	$10,158

4.                                      Shareholders’ Equity

(a)  Stock Option Plan

The following is a summary of common shares issuable pursuant to outstanding stock options:

For the Three Month Periods					For the Six Month Periods
Ended June 30,					Ended June 30,
2005		2004			2005		2004
	2,789,170		2,752,877	Balance, beginning of period		2,753,232		3,097,942
				Increase (decrease) resulting from:
	—		—	Approved for issuance		—		—
	110,000		20,000	Granted		435,000		145,000
	(295,416)		(38,812)	Exercised		(584,478)		(438,844)
	—		(3,666)	Cancelled		—		(71,999)
	—		—	Expired		—		(1,700)
	2,603,754		2,730,399	Balance, end of period		2,603,754		2,730,399
	1,309,309		1,643,398	Exercisable at June 30		1,309,309		1,643,398

				Weighted-average exercise price of options:
CDN$	3.86	CDN$	3.26	Outstanding, end of period	CDN$	3.86	CDN$	3.26
CDN$	3.54	CDN$	3.34	Exercisable, end of period	CDN$	3.54	CDN$	3.34
CDN$	6.05	CDN$	5.56	Granted	CDN$	5.81	CDN$	4.47
CDN$	2.97	CDN$	2.03	Exercised	CDN$	3.08	CDN$	3.73
	—	CDN$	3.07	Cancelled and Expired		—	CDN$	3.03

				Range of exercise price of options:
CDN$	6.05	CDN$	5.56	Granted	CDN$	5.73 - $6.05	CDN$	4.30 - $5.56
CDN$	2.19 - $3.66	CDN$	1.78 - $3.64	Exercised	CDN$	2.19 - $5.41	CDN$	1.63 - $4.40
	—	CDN$	2.64 - $3.43	Cancelled and Expired		—	CDN$	2.63 - $3.66

The following table summarizes information about stock options outstanding at June 30, 2005:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price		Number Exercisable	Weighted- Average Exercise Price

CDN$2.01 - $2.50	574,995	5.86	CDN$	2.35	141,383	CDN$	2.35
CDN$2.51 - $3.00	100,833	3.37		$2.81	75,833		$2.87
CDN$3.01 - $3.50	360,000	1.27		$3.27	333,333		$3.27
CDN$3.51 - $4.00	637,926	1.44		$3.76	582,093		$3.77
CDN$4.01 - $4.50	220,000	2.64		$4.25	136,667		$4.22
CDN$4.51 - $5.00	200,000	4.87		$4.70	—		—
CDN$5.01 - $6.17	510,000	5.08		$5.77	40,000		$5.27
	2,603,754	3.56	CDN$	3.86	1,309,309	CDN$	3.54

(b)  Stock-based Compensation Costs

The following outlines the impact and assumptions used as if the compensation cost for the Company’s stock options was determined using the fair value based method of accounting.

For the Three Month Periods			For the Six Month Periods
Ended June 30,			Ended June 30,
2005	2004		2005	2004
$2,353	$2,243	Net income as reported	$5,648	$3,622
(207)	(166)	Pro forma impact	(408)	(333)
$2,146	$2,077	Pro forma net income	$5,240	$3,289

$0.06	$0.06	Basic net income per share, as reported	$0.14	$0.09
(0.01)	(0.01)	Pro forma impact per share	(0.01)	(0.01)
$0.05	$0.05	Pro forma net income per share (Basic)	$0.13	$0.08
$0.05	$0.05	Pro forma net income per share (Diluted)	$0.12	$0.08
0.0%	0.0%	Dividend yield	0.0%	0.0%
59%	61%	Expected volatility	59%-60%	60%-62%
3.5%	4.0%	Risk-free interest rate	3.5-4.0%	4.0%
5-10 yrs	5 yrs	Expected option life	5-10 yrs	5 yrs

(c) Common Share Offering

On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for proceeds, net of related expenses, of $13,385 (CDN$18,213). Each unit consisted of one common share of the Company and one-half of one share purchase warrant.  Each whole warrant entitles the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to April 24, 2006.  Included as a component of shareholders’ equity is $916, which represents the fair value of the warrants issued.  The fair value of the warrant was determined based on the price of the offering.

5.                                      Segmented Information

Industry Segmentation

For purposes of decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income before financing expense, income taxes and minority interest.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies

For the Three Month Periods			For the Six Month Periods
Ended June 30,			Ended June 30,
2005	2004		2005	2004
		PRODUCT SALES REVENUES
$4,737	$4,296	Radiopharmaceuticals	$9,471	$8,628
14,591	11,206	Manufacturing	30,442	19,569
(152)	(575)	Corporate and Other	(231)	(1,061)
$19,176	$14,927		$39,682	$27,136
		ROYALTY AND LICENSING REVENUES
$—	$—	Radiopharmaceuticals	$—	$—
—	—	Manufacturing	—	—
1,295	1,786	Corporate and Other	3,634	3,713
$1,295	$1,786		$3,634	$3,713
		TOTAL REVENUES
$4,737	$4,296	Radiopharmaceuticals	$9,471	$8,628
14,591	11,206	Manufacturing	30,442	19,569
1,143	1,211	Corporate and Other	3,403	2,652
$20,471	$16,713		$43,316	$30,849
		PRODUCT GROSS MARGIN
$2,851	$2,606	Radiopharmaceuticals	$5,648	$5,140
4,419	2,899	Manufacturing	9,019	4,672
(66)	173	Corporate and Other	(17)	104
$7,204	$5,678		$14,650	$9,916
		SELLING, GENERAL AND ADMINISTRATION EXPENSE
$1,003	$938	Radiopharmaceuticals	$2,139	$1,777
1,411	692	Manufacturing	2,260	1,538
1,819	1,353	Corporate and Other	3,474	2,960
$4,233	$2,983		$7,873	$6,275
		RESEARCH AND DEVELOPMENT EXPENSE
$552	$545	Radiopharmaceuticals	$1,119	$1,006
—	—	Manufacturing	—	—
—	—	Corporate and Other	—	—
$552	$545		$1,119	$1,006
		SEGMENT INCOME (LOSS)
$1,296	$1,123	Radiopharmaceuticals	$2,390	$2,357
3,008	2,207	Manufacturing	6,759	3,134
(590)	606	Corporate and Other	143	857
$3,714	$3,936		$9,292	$6,348
		DEPRECIATION AND AMORTIZATION
$249	$223	Radiopharmaceuticals	$494	$450
773	626	Manufacturing	1,454	1,092
98	262	Corporate and Other	210	530
$1,120	$1,111		$2,158	$2,072
		OPERATING INCOME (LOSS)
$1,047	$900	Radiopharmaceuticals	$1,896	$1,907
2,235	1,581	Manufacturing	5,305	2,042
(688)	344	Corporate and Other	(67)	327
$2,594	$2,825		$7,134	$4,276

	June 30,	December 31,
	2005	2004
		(audited)
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$12,660	$12,354
Manufacturing	49,863	50,103
Corporate and Other	27,678	26,328
	$90,201	$88,785

Geographic Segmentation

For the Three Month Periods			For the Six Month Periods
Ended June 30,			Ended June 30,
2005	2004		2005	2004
		REVENUES(1)
$9,228	$7,127	Canada	$20,582	$13,713
11,071	9,538	United States	22,438	16,978
172	48	Other	296	158
$20,471	$16,713		$43,316	$30,849

(1)                                 Revenues are attributable to countries based upon the location of the customer.

LONG-LIVED ASSETS Substantially all of the Company’s Property, plant and equipment, Goodwill and Intangible assets are located in Canada.

For the Three Month Periods			For the Six Month Periods
Ended June 30,			Ended June 30,
2005	2004		2005	2004
		EXPENDITURES FOR PROPERTY, PLANT AND EQUIPMENT
$242	$430	Radiopharmaceuticals	$286	$639
950	787	Manufacturing	1,689	1,158
26	2	Corporate and Other	37	13
$1,218	$1,219		$2,012	$1,810

For the Three Month Periods			For the Six Month Periods
Ended June 30,			Ended June 30,
2005	2004		2005	2004
		PRODUCT SALES REVENUES BY MAJOR PRODUCT GROUPS
$4,737	$4,296	Radiopharmaceuticals	$9,471	$8,628
11,188	8,173	Manufacturing - Sterile	22,525	13,890
3,403	3,033	Manufacturing - Non Sterile	7,917	5,679
247	65	Corporate and Other	413	66
(399)	(640)	Intercompany eliminations	(644)	(1,127)
$19,176	$14,927		$39,682	$27,136

6.                                      Contingency

In July 2005, a claim was filed before the Ontario Superior Court of Justice against the Company together with other defendants alleging that Permax®, a drug that the Company distributed in Canada for a third-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.

7.                                      Reconciliation of Results Reported in Accordance with U.S. GAAP to Canadian GAAP

The major differences between U.S. and Canadian GAAP which affect net income are summarized in the following table with an explanation of the adjustments.

For the Three Month Periods			For the Six Month Periods
Ended June 30,			Ended June 30,
2005	2004		2005	2004
$2,353	$2,243	Net income as reported under U.S. GAAP	$5,648	$3,622

		Continuing operations
(104)	25	Intangible assets - Radiopharmaceuticals segment (i)	(51)	(60)
(518)	(518)	Intangible assets - Corporate and Other segment (i)	(1,035)	(1,035)
(207)	(139)	Stock-based compensation (ii)	(408)	(279)
(829)	(632)		(1,494)	(1,374)
$1,524	$1,611	Net income under Canadian GAAP	$4,154	$2,248

		Basic income per share
$0.04	$0.04	Canadian GAAP	$0.10	$0.06
$0.06	$0.06	U.S. GAAP	$0.14	$0.09
		Diluted income per share
$0.04	$0.04	Canadian GAAP	$0.10	$0.06
$0.06	$0.05	U.S. GAAP	$0.13	$0.09

(iv)          Intangible Assets - Continuing Operations

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of Deprenyl Animal Health, Inc., which was treated as acquired research and development, and the portion of the 1997 acquisition cost of the Company’s radiopharmaceutical business assigned to acquired research and development.

(v)              Stock-Based Compensation

Under Canadian GAAP, the Company, in the first quarter of 2004, adopted retroactively with restatement of 2002 and 2003 results, the application of the fair value based method for measuring the compensation cost of employee stock options granted in 2002 and beyond.  Under U.S. GAAP, the Company has elected to adopt the optional recognition provision for its stock options plans and hence the cost of employee stock options is disclosed in the note to the financial statements as pro forma earnings and per share information.  The difference between U.S. and Canadian GAAP applicable to stock-based compensation applies only to the Corporate and Other segment.

(vi)          Research and Development

Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense.  Under U.S. GAAP, investment tax credits are recorded as a reduction of the income tax expense.  As a result, there is no impact in the reconciliation of net income from U.S. to Canadian GAAP.

8.                                      Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.